Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

For more information,
please see Kinross’ 2011 year-end
Financial Statements and MD&A
at www.kinross.com

NEWS RELEASE
Kinross reports 2011 fourth quarter and year-end results
Achieves record production, revenue, margins, cash flow in 2011
Dividend increased by 33%

Toronto, Ontario – February 15, 2012 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the fourth quarter and year ended December 31, 2011.
(This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 14 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Financial and operating highlights:

●	Production1: 643,288 gold equivalent ounces, a 5% decrease over Q4 2010. Full-year production was 2,610,373 gold equivalent ounces, in line with guidance and a 12% increase over full-year 2010.

●	Revenue: $949.3 million, a 3% increase over Q4 2010. Full-year revenue was a record $3,943.3 million, a 31% increase over full-year 2010.

●
Production cost of sales2: $636 per gold equivalent ounce, versus $549 per gold equivalent ounce in Q4 2010. Full-year production cost of sales was in line with guidance at $596 per gold equivalent ounce, versus $506 per gold equivalent ounce for full-year 2010.

●	Attributable margin3: $965 per ounce sold, a 23% increase over Q4 2010. Full-year attributable margin was $906 per ounce sold, a 32% increase over full-year 2010.

●
Adjusted operating cash flow4: $367.3 million, or $0.32 per share, versus $357.0 million, or $0.32 per share, in Q4 2010. Full-year adjusted operating cash flow was $1,598.7 million, or $1.41 per share, versus $1,109.6 million, or $1.35 per share, for full-year 2010.

●
Adjusted net earnings4, 5: $196.6 million, a 24% increase over Q4 2010. Adjusted net earnings per share were $0.17, compared with $0.14 in Q4 2010. Full-year adjusted net earnings were $871.8 million, a 79% increase over the previous year. Full-year adjusted net earnings per share were $0.77, versus $0.59 per share for full-year 2010.

●
Reported net earnings/loss5: A reported net loss of $2,783.7 million, or $2.45 per share (which includes the charge noted below), versus a loss of $72.9 million, or $0.06 per share, for Q4 2010. Full-year reported net loss was $2,073.6 million, or $1.83 per share, versus earnings of $759.7 million, or $0.92 per share, for 2010.

●
Non-cash goodwill impairment charge: The reported net loss for 2011 included a non-cash goodwill impairment charge of $2,937.6 million. The Tasiast project represents $2,490.1 million or 85% of this charge.

●
Reserves and resources: Proven and probable mineral reserves at year-end 2011 were 62.6 million ounces of gold. Measured and indicated (M&I) mineral resources at year-end were 25.4 million ounces of gold, an increase of 7.7 million ounces, or 44%. M&I mineral resources at Tasiast increased compared with the update provided on August 10, 2011, as 2.1 million gold ounces were converted from inferred mineral resources. Overall M&I mineral resources at Tasiast increased by 9.0 million gold ounces compared with year-end 2010.

Growth projects:

●
Progress continues on the Company’s capital and project optimization process. Tasiast and Dvoinoye remain key development priorities, while the Company has established new parameters for project spending and timelines.

Dividend:

●	As a result of strong operational performance and cash flow the Company is increasing its semi-annual dividend from $0.06 to $0.08 per common share, an increase of 33%.

1 Unless otherwise stated, production figures in this release are based on Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and 90% of Chirano production.
2 “Production cost of sales per gold equivalent ounce” is a non-GAAP measure defined as production cost of sales per the financial statements divided by the attributable number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party shareholder (75% Kinross ownership up to April 27, 2011) and Chirano sales to a 10% minority interest holder. Production cost of sales is equivalent to total cost of sales (per the financial statements), less depreciation, depletion, amortization, reclamation expense, and impairment charges, and is generally consistent with cost of sales as reported under Canadian GAAP prior to the adoption of IFRS.
3 “Attributable margin per ounce sold” is a non-GAAP measure and defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold”.
4 Reconciliation of non-GAAP measures is located on page 16 of this news release.
5 “Net earnings” figures in this release represent “net earnings attributed to common shareholders.”

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

CEO Commentary

Tye Burt, President and CEO, made the following comments in relation to fourth quarter and year-end 2011 results:

“Our ten operating mines are generating strong cash flow. Tasiast remains our first development priority in a measured and prudent plan for capital allocation and growth designed for long-term value and financial strength.

“In 2011, we set new records for production, revenue, and margins, and generated $1.6 billion in adjusted operating cash flow. At year-end, our liquidity position was approximately $2.9 billion, including cash and undrawn bank lines.  As a result of this strong performance, and our expectation of continued robust cash flow from operations, we are increasing our semi-annual dividend by 33%. Our recorded net loss was the result of a non-cash goodwill impairment charge of $2.9 billion.

“We are making good progress on our capital and project optimization process. Recognizing today’s challenging cost environment, we are taking a conservative approach to project development and capital allocation, and are prioritizing our projects based on investment returns and long-term value creation, not just top-line production growth. Tasiast’s expanding current production and long-term potential confirms its status as our first growth priority, as we continue to advance Lobo-Marte and FDN while extending the timelines for both projects.”

Financial results

Summary of financial and operating results

		Three months ended December 31,		Twelve months ended December 31,
	(dollars in millions, except per share and per ounce amounts)	2011	2010(i)	2011	2010(i)
	Total(a) gold equivalent ounces(b) - produced	650,643	734,126	2,702,573	2,527,695
	Total(a) gold equivalent ounces(b) - sold	607,948	696,355	2,701,358	2,537,175

	Attributable(c) gold equivalent ounces - produced	643,288	676,635	2,610,373	2,334,104
	Attributable(c) gold equivalent ounces - sold	601,159	647,494	2,611,287	2,343,505

	Metal sales	$949.3	$920.4	$3,943.3	$3,010.1
	Production cost of sales(d)	$386.7	$372.6	$1,596.4	$1,249.0
	Depreciation, depletion and amortization	$131.0	$179.1	$577.4	$551.5
	Impairment charges	$2,937.6	$-	$2,937.6	$-
	Operating earnings (loss)	$(2,648.3)	$(29.8)	$(1,542.5)	$648.9
	Net earnings (loss) attributed to common shareholders	$(2,783.7)	$(72.9)	$(2,073.6)	$759.7
	Basic earnings (loss) per share	$(2.45)	$(0.06)	$(1.83)	$0.92
	Diluted earnings (loss) per share	$(2.45)	$(0.06)	$(1.83)	$0.92
	Adjusted net earnings attributed to common shareholders(e)	$196.6	$158.5	$871.8	$486.4
	Adjusted net earnings per share(e)	$0.17	$0.14	$0.77	$0.59
	Net cash flow provided from operating activities	$418.1	$294.6	$1,416.9	$1,002.2
	Adjusted operating cash flow(e)	$367.3	$357.0	$1,598.7	$1,109.6
	Adjusted operating cash flow per share(e)	$0.32	$0.32	$1.41	$1.35
	Average realized gold price per ounce	$1,601	$1,333	$1,502	$1,191
	Consolidated production cost of sales per equivalent ounce sold(f)	$636	$535	$591	$492
	Attributable(c) production cost of sales per equivalent ounce sold(g)	$636	$549	$596	$506
	Attributable production cost of sales per ounce sold on a by-
	product basis(h)	$593	$491	$542	$460

(a)	“Total” includes 100% of Kupol and Chirano production.
(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the fourth quarter of 2011 was 52.64, compared with 51.93:1 for the fourth quarter of 2010; year to date 2011 was 44.65:1, compared with 60.87:1 for 2010.

(c)	“Attributable” includes Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.
(d)
“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion  and amortization and impairment charges and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS.

(e)
“Adjusted net earnings attributed to common shareholders”, “Adjusted net earnings per share”, “Adjusted operating cash flow” and “Adjusted operating cash flow per share” are non-GAAP measures. The reconciliation of these non-GAAP financial measures is located on page 16 of this news release.

(f )
“Consolidated production cost of sales per ounce” is a non-GAAP measure and is defined as production cost of sales per the consolidated financial statements divided by the total number of gold equivalent ounces sold.

(g)	“Attributable production cost of sales per ounce” is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.
(h)
“Attributable production cost of sales per ounce on a by-product basis” is a non-GAAP measure and is defined as production costs less attributable(c) silver revenue divided by the total number of attributable(c) gold ounces sold.

(i)	Prior year figures have been restated to conform to IFRS.

p. 2 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Kinross produced 643,288 attributable gold equivalent ounces in the fourth quarter of 2011, a 5% decrease over the fourth quarter of 2010, mainly due to the expected reduction in grades at several mines. Full-year production was 2,610,373 gold equivalent ounces, in line with previously stated guidance and a 12% increase over full-year 2010 mainly due to a full-year of production from the Tasiast and Chirano mines, and additional production from Kupol, as the Company increased its ownership to 100% in the second quarter of 2011.

Production cost of sales per gold equivalent ounce2 was $636 compared with $549 for the fourth quarter of 2010, an increase of 16%, mainly due to increases in labour costs, diesel and power costs, and royalties. Production cost of sales per gold equivalent ounce for full-year 2011 was $596, in line with previously stated guidance, compared with $506 for full-year 2010. Production cost of sales per gold ounce on a by-product basis was $593 in the fourth quarter of 2011, compared with $491 in Q4 2010, and based on Q4 2011 attributable gold sales of 550,943 ounces and attributable silver sales of 2,643,385 ounces. Production cost of sales per gold ounce on a by-product basis was $542 for the full year, compared with $460 for full-year 2010.

Revenue from metal sales was $949.3 million in the fourth quarter of 2011, versus $920.4 million during the same period in 2010, an increase of 3%, due to a higher average realized gold price. The average realized gold price was $1,601 per ounce in Q4 2011, compared with $1,333 per ounce for Q4 2010, an increase of 20%. 2011 full-year revenue was a record $3,943.3 million, compared with $3,010.1 million for full-year 2010, an increase of 31%. The average realized gold price per ounce was $1,502 for full-year 2011, versus $1,191 per ounce for full-year 2010, an increase of 26%.

Kinross’ margin per gold equivalent ounce sold3 was $965 for the fourth quarter, an increase of 23% compared with the Q4 2010, due mainly to a higher realized gold price. Full-year margin per gold equivalent ounce sold was $906 compared with $685 for full-year 2010, a 32% increase.

Adjusted operating cash flow4 was $367.3 million for the quarter, or $0.32 per share, compared with $357.0 million, or $0.32 per share, for Q4 2010. Adjusted operating cash flow for full-year 2011 was $1,598.7 million, or $1.41 per share, compared with $1,109.6 million, or $1.35 per share, for full-year 2010. Cash and cash equivalents were $1,766.0 million as at December 31, 2011, compared with $1,466.6 million as at December 31, 2010.

Adjusted net earnings4, 5 were $196.6 million, or $0.17 per share, for Q4 2011, compared with $158.5 million, or $0.14 per share, for Q4 2010. Adjusted net earnings were $871.8 million, or $0.77 per share, for full-year 2011, compared with $486.4 million, or $0.59 per share, for full-year 2010.

Reported net loss5 was $2,783.7 million, or $2.45 per share, for Q4 2011, compared with a loss of $72.9 million, or $0.06 per share, for Q4 2010. Reported net loss was $2,073.6 million, or $1.83 per share, for full-year 2011, compared with reported net earnings of $759.7 million, or $0.92 per share, for full-year 2010.

Reported net earnings included a non-cash goodwill impairment charge of $2,937.6 million, as outlined on page 12 of this news release. The impairment charge was a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end, and the Company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan. The Tasiast project represents $2,490.1 million, and Chirano $447.5 million, of the non-cash goodwill impairment charge recorded.

Capital expenditures were $585.0 million for Q4 2011, compared with $263.0 million for the same period last year, an increase due mainly to project-related expenditures at Paracatu, Tasiast and Chirano. Capital expenditures for the full-year 2011 were $1,651.5 million, compared with $628.3 million in 2010, an increase due mainly to project-related expenditures at Paracatu, Tasiast, Dvoinoye, and Chirano.

p. 3 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Operating results

Mine-by-mine summaries of fourth quarter and year-end 2011 operating results may be found on pages 19 and 23 of this news release. Highlights include the following:

●	North America: With fourth quarter results remaining strong across North American operations, full-year production exceeded 2011 regional guidance, while full-year cost of sales were below regional guidance levels. Increased ore processing levels for the full year offset the expected reduction in grades at Fort Knox and Kettle River.

●	Russia: At Kupol, full-year production was above 2011 regional guidance, primarily as a result of record ore processing levels due to improved mill throughput. Production cost of sales for the full year was $378 per gold equivalent ounce, below the regional guidance range, as strong production and improved input costs offset the decline in grades.

●	West Africa: Full-year production was slightly below 2011 regional guidance, while full-year production cost of sales was in line with the regional guidance range. At Tasiast, production increased to 54,800 gold equivalent ounces in Q4, a quarterly record, mainly due to higher mill throughput, improved grades, and the ramp-up of the ADR (Adsorption, Desorption and Refining) plant during the quarter. Q4 production cost of sales per ounce was lower compared with Q4 2010 due to higher production. At Chirano, high grades at the Akwaaba underground mine resulted in the strongest quarterly production for the year.

●	South America: Full-year production was below the 2011 regional guidance mainly due to a shortfall at Paracatu, while full-year production cost of sales remained within the regional guidance range. Paracatu’s Q4 production was lower than expected as a result of a temporary shutdown of the SAG mill in October, as previously disclosed, and lower throughput at Plant 1. At Maricunga, full-year production increased by 51% compared with 2010 due to higher tonnes processed and higher gold grades, which also contributed to significantly lower full-year cost of sales per ounce compared with 2010. At La Coipa, Q4 production and cost of sales were negatively impacted by lower grades and higher energy costs, as the operation processed an increased amount of low grade stockpile material during the quarter.

Project update and new developments

The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 14 of this news release.

Capital and project optimization process

On January 16, 2012, Kinross announced that it had begun a comprehensive capital and project optimization process with the aim of improving capital efficiency and investment returns while re-sequencing its three major growth projects at Tasiast, Lobo-Marte, and Fruta del Norte (FDN). The following is an update on this process:

Capital allocation framework: Given the significant capital requirements to develop the Company’s growth pipeline, and in light of industry-wide cost escalation in materials, labour, energy, engineering, and equipment, the Company is establishing more stringent parameters for capital allocation and project development.

The framework for total annual capital spending will be based on a conservative estimate of existing liquidity, cash flow availability, and gold price. The Company intends to focus on Tasiast as its top development priority, and extend the development timelines for FDN and Lobo-Marte. This is expected to result in lower capital expenditures than previously anticipated over the next several years.

Applying this framework to capital allocation in 2012, using current forecasts for production, cash flow, and gold price, the Company expects the following breakdown for capital expenditures and shareholder returns: approximately $1.2 billion for sustaining and development capital at existing operations, including several expansion projects; approximately $180 million for direct shareholder returns, in the form of dividend payments; and approximately $1.0 billion for growth projects, compared with the previous guidance of $1.3 billion. Approximately $765 million of capital spending on growth projects in 2012 will be allocated to Tasiast.

Annual capital allocations for growth projects in future years may increase or decrease depending on gold price, projected cash flow, sustaining capital requirements, and projected dividend payments. Based on current forecasts and assumptions, the expected annual allocation for growth capital would be $1.0-1.5 billion for the next two to three years. In determining capital allocations, key objectives will continue to be maintaining liquidity and debt leverage at a level commensurate with an investment grade rating, and providing an appropriate return of capital to shareholders relative to the Company’s growth profile.

p. 4 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Project sequencing and scheduling: Based on the parameters outlined above, the Company is continuing to analyze various development scenarios.

As noted above, the Tasiast expansion remains the Company’s immediate strategic priority for growth and capital allocation. Kinross continues to assess the economics of a “mill-only” processing option for the Tasiast expansion as its base case, using updated mineral resource information from the 2011 infill drilling campaign. The Company is also studying alternative processing scenarios, including heap leaching, which requires additional column testing and analysis. Kinross expects to make a preliminary selection of a processing option at the end of the second quarter of 2012, and is targeting commencement of construction in mid-2013. Construction of a 60,000 tonne-per-day mill would be expected to take 25 to 28 months. Construction of a heap leach facility would be expected to take 18 to 20 months. In either case, the Company is targeting ramp-up of a new production facility at Tasiast in 2015. The construction timetable and production start dates are expected to be confirmed following completion of the expansion project feasibility study, expected in the first half of 2013.

Dvoinoye is the Company’s next priority for development. The Dvoinoye project remains on schedule and on budget, with ore processing expected to commence in the second half of 2013.

Given the prioritization of Tasiast and Dvoinoye for capital allocation, Kinross is extending the project timelines for Lobo-Marte and FDN. At Lobo-Marte, the Company will use this additional time to complete permitting, further drilling at the Valy deposit, and study opportunities for project optimization. Approval of the Environmental Impact Assessment is targeted for the end of 2012, and completion of the project feasibility study is targeted for 2013.

At FDN, the Company is continuing its feasibility study work and has recommenced negotiations with the government of Ecuador on an enhanced economic package for developing the project. The Company expects to proceed with the project only when it is satisfied with the terms of the final exploitation and investment protection agreements and has made a positive decision to construct the mine following the completion of its feasibility study work. Kinross has advised the government that the Company will be exploring other options to lower future capital commitments to the project, including project financing, potential strategic partnerships, and lower-cost processing alternatives.  The timing of the FDN feasibility study will depend on the successful conclusion of these negotiations.

Further development and timing decisions for Lobo-Marte and FDN will depend on a range of factors, including progress on development at Tasiast, projected capital and operating costs based on project feasibility studies, and market variables such as gold price.

Project organization and construction management: Building on the regionalization effort that has been implemented over the past year, the Projects and Operations teams have been consolidated under the leadership of Brant Hinze, Chief Operating Officer. The new structure unites Projects and Operations into a single team, and leverages the increased project management capacity which the Company has built at a regional level in order to improve efficiency and alignment in project management, and reduce the cost of outsourced engineering services.  As part of this re-organization, Ken Thomas is transitioning from his position as Senior Vice-President, Projects, into a senior advisory role.

The project updates below contain details on additional activities underway on specific projects as part of the capital and project optimization process.

Growth projects at sites6,9

Tasiast expansion project

Results from 2011 drilling continue to confirm Kinross’ confidence in Tasiast as a world-class gold deposit. M&I mineral resources at Tasiast increased compared with the update provided on August 10, 2011, as 2.1 million ounces were converted from inferred mineral resources. Overall M&I mineral resources at Tasiast increased by 9.0 million ounces compared with year-end 2010. As at year end 2011, proven and probable mineral reserves at Tasiast were 7.5 million gold ounces, measured and indicated mineral resources were 11.1 million gold ounces, and inferred mineral resources were 1.9 million gold ounces.

6 The technical information about the Company’s material mineral properties contained in this news release (other than exploration activities) has been prepared under the supervision of, and verified and approved by, Mr. Rob Henderson, an officer of the Company who is a qualified person within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Properties (“NI 43-101”). The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data presented.

p. 5 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

The initial phase of the expansion project at Tasiast is now complete, following construction of the West Branch dump leach and ADR (Adsorption, Desorption and Refining) facilities. Regarding the next phase of expansion, the Company continues to explore processing options at Tasiast with the objective of improving project economics and reducing overall project execution risk. In parallel with the project optimization process, work continues on basic infrastructure and pre-production development at Tasiast, which will be required regardless of the final mining and processing configuration at an expanded operation.

Exploration in 2012 will continue to apply Kinross’ increasing knowledge of the geology of the Tasiast mineral resource to target new discoveries near the mine and in the district. To this end, Kinross commenced 2012 with 15 drill rigs, 12 of which are deployed for exploration along the mine corridor and to test high-quality geological, geochemical, and geophysical targets throughout the 80 kilometre greenstone belt. Three core rigs remain at West Branch to continue a metallurgical drilling program.

Review of 2011 drilling campaign: Drilling continued with nine core and eight reverse circulation (“RC”) rigs in operation (264 holes for 105,315 metres) throughout the quarter. An aggregate total of 3,074 holes for 442,779 metres were drilled on the Tasiast properties in 2011. Mineral resource definition drilling was completed in Q4 2011.

Deep drilling continued between West Branch (Greenschist Zone) and Piment Sud Sud with five holes completed for 11,405 metres. No assays are currently available for the new drilling as the Superlab, commissioned in Q4 2011, was occupied to full capacity with samples from drill holes included in the year-end mineral resource update. It is expected to take approximately three to four months to receive results for the 100,000 exploration samples that remain in the analytical pipeline.

Fourth quarter drilling advanced at the C67 (11,813 metres), C69 (10,609 metres), and C6.12 (9,683 metres) targets. Near-surface sulfide mineralization has been identified over 1,200 strike metres at C67. Further drilling is being designed to test continuity of mineralized zones along strike and to target possible extensions at depth. Full results of drilling from the three target areas were not available at the time of this news release.

Overview of Tasiast ore body: Kinross’ technical understanding of the Tasiast gold deposit has increased substantially as a result of the previous 15 months of drilling.

The deposit consists of a number of ore bodies hosted along eight strike kilometres of the Tasiast Shear Zone (Figure 1: http://www.kinross.com/media/225648/q4%20year%20end%202011%20figure%201.pdf). Two main styles of mineralization are evident, each distinguished by the rocks hosting the gold mineralization. The low grade, Piment ore bodies (Sud-Sud, Sud-North, Central, North and Prolongation) are hosted by iron formation rocks weathered to variable depths that have created an undulating oxidation surface. The oxide mineral resource occurs above this surface and transitions to individual shoots of low grade sulfide ore below. A number of these shoots are open at depth.

The second style of gold mineralization, known as the Greenschist Zone, constitutes the bulk of mineral resources at Tasiast. This style of mineralization is characterized by sheeted gold-bearing quartz veins hosted by mafic rocks in the core of the Tasiast antiform. The core of the Greenschist Zone contains the highest density of quartz veins where the rocks are most brittle. The more ductile rocks on the edge of the Greenschist Zone contain fewer veins. A close correlation between vein density and gold grades has been established by drilling and explains the presence of a high grade core surrounded by an envelope of lower grade gold mineralization.

p. 6 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Update on Tasiast project optimization: Analysis of data from infill drilling completed as of year-end 2011 at Tasiast indicates that lower-grade material may potentially be developed more economically with less capital by using heap leaching in combination with carbon-in-leach (CIL) milling. The Company continues to analyze the existing Tasiast mineral resource estimate (inclusive of mineral reserves) according to a potential split between CIL, dump leach and heap leach processing options, as illustrated by the estimates7 below:

Material Type	Process Option	Gold cut-off grade (g/t)	Measured and Indicated Mineral Resource (includes Mineral Reserves)			Inferred Mineral Resource
			Tonnes (kt)	Gold grade (g/t)	Gold ounces (koz)	Tonnes (kt)	Gold grade (g/t)	Gold ounces (koz)

Oxide	Dump Leach8	>0.1	59,304	0.47	898	8,954	0.33	94
Primary	Heap Leach	0.25-0.6	196,508	0.40	2,520	37,000	0.40	472
Primary	CIL	>0.6	276,287	1.71	15,146	32,263	1.25	1,294
Total			532,099	1.09	18,564	78,217	0.74	1,860

In determining reasonable prospects of economic extraction, the following criteria were used:
●	Assessment of geological and grade continuity of mineralized material;
●	Block classification into appropriate categories of measured, indicated and inferred mineral resources;
●	Confinement of mineralized blocks within an optimized pit shell based on a gold price of US$1,400/oz less 5% gross royalty. Total volume of material within the pit is 3.2 billion tonnes;
●	Conventional truck and shovel open pit mining with an average unit mining cost of $1.92/t mined;
●	Processing with a combination of dump leaching, heap leaching and CIL milling;
●	Geotechnical, metallurgical and mine design parameters based on test work and studies conducted in 2011.

A mineral resource reported cut-off grade of 0.1 g/t for the oxide dump leach is based on estimated dump leach process operating costs of $2.50/t, a general and administrative (G&A) plus sustaining cost estimate of $0.90/t and expected dump leach gold recoveries of 70% to 75%, depending on lithology, in accordance with current mine operating budgets. A mineral resource reported cut-off grade of 0.25 g/t for a fine crush sulphide heap leach is based on current estimates for process operating costs of $4.70/t, a G&A plus sustaining cost estimate of $1.40/t and expected greenschist heap leach gold recovery of 62%. A mineral resource reported cut-over grade of 0.6 g/t for a new CIL plant is based on current estimates for process operating costs of $12.50/t, a G&A plus sustaining cost estimate of $4.60/t and expected CIL gold recovery of 90% to 93%, depending on head grade. A higher cut-over grade would result in more tonnage reporting to the heap leach and less tonnage, but a higher grade, reporting to the CIL plant.

In 2011, SGS Lakefield and other testing organizations completed a confirmatory phase of metallurgical test work for grinding and CIL milling of the West Branch deposit.  A total of 54 drill holes representing the main ore types up to 700 metres deep were sampled to provide 85 test composites.  The test work confirmed low variability in the deposit, and a conventional CIL process using sea water is estimated to recover 90% to 93% of the gold for a typical range of feed grades.  Process design criteria and equipment sizing have been established by standard metallurgical test work for grindability and abrasion, grind size, gold recovery, leaching kinetics and carbon loading, reagent consumption, slurry rheology and thickener sizing.

Heap leach metallurgical test work on Tasiast sulphide ores commenced in 2009 and a second phase of test work in 2010 confirmed that fine crushing with high pressure grinding rolls (HPGRs) were beneficial for heap leaching.  A third phase of heap leach test work was completed in 2011 on West Branch drill core samples totalling 6.8 tonnes and representing the main ore types up to 150 metres deep.  The samples were crushed via HPGR and tested in 57 heap leach columns. Average gold recovery for all of the samples was 63%.  A fourth phase of column test work, which will use up to 15 tonnes of new samples, is continuing to test deeper material and low grade areas of the deposit, with emphasis on finalizing the optimum crush size, reagent consumption and recovery from each zone.

7 Mineral resources in the table are reported inclusive of mineral reserves and have an effective date of December 31, 2011. Mineral resources were classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into NI 43-101, and have reasonable prospects of economic extraction as required by and defined in the CIM Standards. See also the applicable notes on pages 27-28 of this news release.
8 Includes CIL >1 g/t Au.

p. 7 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Update on site infrastructure and mine enhancements: Expansion of the existing camp continues to support an increasing operations and construction workforce, with a build-out to 3,000 beds scheduled for completion in the first quarter of 2012.  Construction of Phase 1 and 2 of the permanent camp has been initiated, including accommodation for 3,500, which is expected to be completed in the second half of 2012.  Work has been initiated on expanding site utilities to accommodate the large construction effort. Development of an interim water pipeline and wellfield is now underway, with contractors mobilized for both pipeline construction and well drilling. Additions to the site-based power supply totaling 20 megawatts have been purchased, with installation at site expected in the fourth quarter of 2012.  Infrastructure to support an expanding mining operation, including a truck shop, training centre, additional fuel storage and warehousing are all planned to proceed in 2012. All required permits are in place to support these ongoing activities.

Commissioning of the initial phase of the Tasiast mine expansion -- the expansion of the dump leaching facilities and construction of the ADR plant -- is now complete. The new facilities are expected to have a positive impact on 2012 production, with a total of 17 million tonnes of ore expected to be placed on the dump leach pads, compared with the 8.8 million tonnes mined and placed on pads in 2011.  Gold production from dump leach operations is expected to increase by 280%, from 48,000 ounces in 2011 to approximately 134,000 ounces in 2012. The ADR plant will also serve the expanded processing operation.

Update on procurement: Procurement of equipment for the expanding mining operation is continuing.  Tasiast has taken delivery of 12 Caterpillar 793 haul trucks, three Caterpillar 6060 hydraulic shovels and four SKF-12 Reedrill blasthole drills to support the expanding pre-production development activities at West Branch.  Tasiast is scheduled to take delivery of additional fleet components in 2012, including 12 Caterpillar 793 trucks, two Caterpillar 6060 hydraulic shovels, and a second grouping of four SKF-12 Reedrill blasthole drills.  Support equipment for the truck and shovel fleet are also scheduled for delivery in 2012.  The increase in equipment will be supported by hiring and training efforts to support an increase in annual mine production from the 50 Mt mined in 2011 to a forecast of 96 Mt in 2012.

In 2012, capital expenditures for equipment procurement, site development, pre-production mining and continued engineering are forecast to be approximately $765 million, focused on infrastructure which is expected to support any of the processing options currently being assessed.

Dvoinoye

Key project development activities at Dvoinoye continue to proceed on schedule. The processing of Dvoinoye ore remains on target to commence in the second half of 2013.

Approximately 1,320 metres of underground development have been completed as of the end of the fourth quarter 2011, versus 1,200 metres planned for the year. The second entry point to the mine, the West Portal, has been collared and additional mining equipment is being transported to site to meet the accelerated rate of development for 2012.

The truck shop and water storage buildings have been delivered to site. The permanent camp, key equipment and supplies for the 2012 construction program are currently being assembled in the port of Pevek for delivery to site during the 2012 winter road campaign.  Earthworks and roads for site facilities, including the permanent camp, are largely complete. Concrete foundation work for the truck shop and water storage building are complete.   Concrete foundations are in progress for the permanent camp and the diesel fuel tank farm.  The administration and warehouse building has been procured and fuel and water storage tanks have been fabricated.  The temporary man camp is being expanded in order to satisfy accommodation requirements during the construction period.  Construction of the all-season road between Dvoinoye and Kupol has commenced and is progressing well.

p. 8 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Paracatu ball mills

Engineering on the fourth Paracatu ball mill was 99% complete and procurement was at 98% as of the end of the fourth quarter 2011.  Construction progress was 41%, with both concrete and structural steel approximately 90% and 75% complete, respectively. Pre-assembly of the mill was complete, and ball mill installation commenced in January. The project is expected to be operational in the third quarter of 2012.

The new flash flotation gold recovery process for the first two ball mills and the desulphurization process at Paracatu have been commissioned, and both plants are now ramping up.

Maricunga SART plant

Construction of the Maricunga SART (Sulphidization, Acidification, Recycling and Thickening) plant was re-started in late November. The SART project is targeted for completion in the first half of 2012.

New developments

Fruta del Norte

Negotiations with the Ecuadorean government on an enhanced economic package at FDN continue, as described above. Permitting and development work at site will continue in 2012, including construction of the site access road, upgrading of the existing camp, advancing work on the exploration decline, and exploration drilling.

Lobo-Marte

As outlined above, as part of the capital optimization process, the timeline for the Lobo-Marte feasibility study is being extended, and is now targeted for completion in 2013. During this time, the Company will work on project optimization, including a reevaluation of various project configurations, flowsheets, execution strategies and development scenarios.  This will include a review of opportunities to optimize development of the project as part of the Company’s suite of assets in the Maricunga district, including opportunities for logistical efficiencies and consolidation of resources between operations. Permitting activities for Lobo-Marte continue, and approval of the Environmental Impact Assessment is targeted for the end of 2012. The Company is also viewing development of the Pompeya deposit at La Coipa as an important objective in the context of its Chilean development opportunities.

2011 Mineral Reserves and Mineral Resources Update

Please refer to the Mineral Reserve and Mineral Resource tables and corresponding notes located at the end of this news release.

Proven and Probable Mineral Reserves

Kinross’ total estimated proven and probable mineral reserves at year-end 2011 were 62.6 million ounces of gold, a net increase of 0.2 million ounces compared with year-end 2010, net of 2011 production. Notable changes by site included additions of 1.1 million ounces at Dvoinoye; 0.7 million ounces at Fort Knox, due to the addition of heap leach production; and 0.5 million ounces at Kupol, due to the 25% increase in Kinross ownership. At Tasiast, there was no material change in mineral reserves, as a feasibility study for the expansion project has not yet been completed.

Proven and probable silver reserves at year-end 2011 were estimated at 84.9 million ounces, a net decrease of 6.1 million ounces compared with year-end 2010, as a result of depletion of 12.9 million ounces at La Coipa, partially offset by an addition of 5.6 million ounces at Kupol due to the 25% increase in Kinross ownership.

Proven and probable copper reserves at year-end 2011 were estimated at 1.4 billion pounds, unchanged from year-end 2010.

p. 9 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Measured and Indicated Mineral Resources

Kinross’ total estimated measured and indicated mineral resources at year-end 2011 were 25.4 million ounces of gold, an increase of 7.7 million ounces compared with year-end 2010. The increase was primarily at Tasiast as a result of the conversion of 6.8 million ounces from inferred mineral resources to M&I mineral resources, and the addition of 2.2 million ounces directly to M&I mineral resources. These additions were offset somewhat by the upgrading of 1.1 million ounces at Dvoinoye from M&I mineral resources to proven and probable mineral reserves, and the upgrading of 0.7 million ounces at Fort Knox from M&I mineral resources to proven and probable mineral reserves. At Lobo-Marte, there was no change in mineral reserves and mineral resources, as a feasibility study for the project has not yet been completed.

Estimated measured and indicated silver resources decreased by 2.0 million ounces, to 23.6 million ounces, versus 25.6 million ounces at year-end 2010.

Inferred Mineral Resources

Kinross’ total estimated inferred gold resources at year-end 2011 were 20.1 million ounces, a reduction of 3.9 million ounces compared with year-end 2010. The net decrease in inferred mineral resources is primarily due to the conversion of 6.8 million gold ounces at the Tasiast project to M&I mineral resources, offset by the addition at Maricunga of 2.7 million ounces to inferred mineral resources.

Assumptions for Mineral Reserves and Resources

2011 year-end mineral reserves were estimated using a $1,200 per ounce gold price, a $30.00 per ounce silver price, and a $3.00 per pound copper price. 2010 year-end mineral reserves were estimated using a $900 per ounce gold price, a $14.00 per ounce silver price, and a $2.00 per pound copper price. 2011 year-end mineral resources were estimated using a $1,400 per ounce gold price, a $33.00 per ounce silver price, and a $3.75 per pound copper price. 2010 year-end mineral resources were estimated using a $1,000 per ounce gold price, a $15.00 per ounce silver price, and a $2.50 per pound copper price.

Exploration update9

Total exploration expenditures for the fourth quarter of 2011 were $67.3 million, including $37.5 million for expensed exploration and $29.8 million for capitalized exploration. Exploration expenditures for full-year 2011 totaled $217.0 million. Total exploration expenditures for 2011 included $104.7 million in expensed costs and $112.3 million in capitalized costs.

Kinross was active on more than 30 mine site, near-mine and greenfields initiatives in the fourth quarter of 2011, with drilling across all projects totalling 169,499 metres, for a full-year total of 792,030 metres. Highlights of the fourth quarter exploration program include:

●	Tasiast: A summary of activity at Tasiast is included in the Project update section of this news release.

●
La Coipa: 8,515 metres of drilling were completed at La Coipa during the fourth quarter, with the majority of work concentrated on the CMLC Joint Venture property. Full-year drilling totaled 33,959 metres. The new discovery at Pompeya is being aggressively explored with two diamond and two RC drills, all in operation at year-end. Positive results continue to expand the currently defined zone of mineralization. Gold bearing zones continue to be observed in oxidised, high sulfidation-style, vuggy quartz ledges, similar to those at the nearby Ladera Farellon deposit. Drilling in 2012 will continue to focus on strike extensions, with a shift towards infill drilling during the second quarter in support of an initial mineral resource estimation.

9 The technical information about the Company’s exploration activities contained in this news release has been prepared under the supervision of, and verified and approved by, Dr. Glen Masterman, an officer of the Company who is a qualified person within the meaning of NI 43-101. The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data presented. Independent data verification has not been performed.

p. 10 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

●
Chirano: A total of 22 exploration holes and 14 resource holes (7,048 metres) were drilled at Akwaaba, Akoti South, Tano-Paboase, Obra, Mamnao South and Mamnao Central. Four drill rigs were active at quarter-end, completing a total of 27,619 metres for the year. Drilling in 2012 will continue to expand upon encouraging results received in 2011.

●
Fruta del Norte/Condor Project:  Surface sampling and prospecting continued in the Condor district in Q4, with a focus on the Rio Blanco target and adjacent satellite anomalies on the Princesa concession, nine kilometres and 10 kilometres from FDN, respectively. An airborne geophysical survey was initiated during December 2011 and is currently in the final stages of completion. Three holes were drilled at FDN north to obtain clearer definition of the northern limits of the ore body. Results of the drilling will be incorporated in the 3D geological model.

●
Kupol: Fourth quarter drilling totaled 10,449 metres at Kupol, for a total of 41,673 metres in 2011. Exploration continued with resource conversion at the Northern Extension Zone, as well as deep drilling at the 650 Zone, testing for possible mineralization on the southern end of known mineralization.  Results from the 2011 programs were modeled throughout the quarter, and 0.25 million ounces were converted to proven and probable mineral reserves. Other targets tested included the TB2, Star trend (RAB drilling: 3,286 metres), Fevral West and Avgusteishiy North.

●
Dvoinoye: Infill drilling was completed on Zone 37 during the fourth quarter of 2011, as well as the continued mineral resource upgrade program, for a total of 2,972 metres drilled in Q4 and 32,869 metres in the full year of 2011.  Geological modelling and mineral resource estimation were completed to support the feasibility study and resulted in 1.1 million ounces of gold upgraded to proven and probable mineral reserves.  Additional targets have been generated parallel to Zone 37 as indicated by the new geologic model that will be tested in 2012. Results from the surface exploration program at Vodorazdelnaya continued to be received and analyzed throughout the quarter.

●
Lobo-Marte: No drilling was completed at Lobo-Marte in the fourth quarter. Construction of a supplemental exploration camp was completed to support exploration activities on various district targets.  Drilling commenced in January with a primary focus on the Valy prospect, following up on positive drill results returned from Q2 2011 drill programs.

●
Fort Knox, Kettle River-Buckhorn and Round Mountain: Phase 8 drilling at Fort Knox was completed early in the fourth quarter, along with year-end mineral resource estimation resulting in a 0.7 million ounce upgrade to proven and probable mineral reserves. Rotary Air Blast drilling on the Gil-Sourdough project was completed during the quarter, with 985 metres and an additional nine holes drilled by quarter-end. Drilling at Fort Knox totaled 24,625 metres for the year. A total of 1,915 metres of core drilling was completed at Kettle River in the fourth quarter (21,568 metres for the year), and all 2011 drill results have been received. Round Mountain exploration continued through quarter-end, with 10,250 metres of RC and core drilling completed (42,813 metres for the year). Large step-out holes are in progress to test the lateral extent of the Western Extension Zone, and the potential for high grade feeder mineralization.

●
White Gold/Ross: A total of 940 metres of drilling was completed at the White Gold project throughout Q4 before the field season came to an end. Year-end drilling totaled 13,237 metres for both the White and Ross projects for 2011. Encouraging geochemistry and trenching results on regional targets have indicated further district potential, and current targeting and geologic modeling of the property will assess the scope of the 2012 exploration program.

In 2012, the Company’s exploration efforts will focus on delivering mineral resource growth at Kinross’ development projects (Tasiast, Lobo-Marte, Fruta del Norte and Dvoinoye) and expanding mineral reserves with particular emphasis at La Coipa, Kupol and Kettle River. Kinross will continue its strategy of upgrading its exploration portfolio, focusing on discovery of high value resource opportunities throughout the Americas, Russia and West Africa.

Total 2012 budgeted exploration expenditure is approximately $220 million, of which approximately $35 million is expected to be capitalized and approximately $185 million is expected to be expensed. Approximately $80 million is expected to be allocated to Tasiast, with work focusing on seeking out new ore shoots along the eight kilometre mine corridor, and on satellite ore bodies in the Tasiast district.

p. 11 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Dividend

Based on the Company’s solid operating performance and strong cash flow in 2011, the Board of Directors has declared a dividend of $0.08 per common share, a 33% increase from the previous dividend paid on September 30, 2011.The dividend is payable on March 31, 2012 to shareholders of record at the close of business on March 23, 2012. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

Goodwill impairment

As required by International Financial Reporting Standards (IFRS), the Company has completed its annual assessment of the carrying value of goodwill for all properties. The Company’s goodwill impairment testing methodology is described in Note 3(ix) of the December 31, 2011 financial statements.  As a result of this review, as disclosed in Note 8 to the December 31, 2011 financial statements and in the 2011 MD&A, an aggregate non-cash goodwill impairment charge of $2,937.6 million was recorded for the Tasiast and Chirano assets acquired in the Red Back acquisition. The impairment charge was a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end, and the Company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

The Tasiast project represents $2,490.1 million and Chirano $447.5 million of the non-cash goodwill impairment charge recorded. A number of market factors are taken into account in determining fair value, including gold price. The Company has used a long-term gold price estimate of $1,250 per ounce as at December 31, 2011.

The Company acquired Red Back Mining Inc. in an all-share transaction in which the Company issued 416.4 million common shares, 25.8 million common share purchase warrants, and 8.7 million fully-vested replacement options. Under IFRS, the Company is required to value the acquisition based on the Company’s share price on the date the transaction closes, and not the share price on the announcement date. The Company’s share price increased $2.71, from $15.73 to $18.44 per share, during the period between the announcement date and the closing date, thereby substantially increasing the goodwill value that was recorded on finalization of the purchase price allocation under IFRS. However, the share exchange ratio upon which the transaction was negotiated and approved did not change as a result of the finalization of the purchase price allocation, and, accordingly, the number of Kinross shares issued also did not change.

Completion of Kupol financing

On December 22, 2011, Kinross announced that the $200 million non-recourse loan to Chukotka Mining and Geological Company (CMGC) from a group of international financial institutions has been funded. The non-recourse loan carries a term of five years, with annual interest of LIBOR plus 2.5%.

Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 14 of this news release.

As previously announced on January 16, 2012, Kinross expects to produce approximately 2.6-2.8 million gold equivalent ounces in 2012. Production cost of sales per gold equivalent ounce is expected to be in the range of $670-715 for 2012.

Capital expenditures related to growth projects in 2012 are now forecast to be approximately $1.0 billion, compared with the previous forecast of $1.3 billion, with approximately $765 million related to Tasiast, $130 million to Dvoinoye, $50 million to Lobo-Marte, and $80 million to FDN. At Tasiast, major forecast expenditures include approximately $155 million for mining equipment and stripping, $80 million for infrastructure, $70 million for tailings dam construction, $60 million for the Phase 2 power plant, $70 million for construction of the permanent camp, and $80 million for contract services.

p. 12 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, February 16, 2012 at 8:30 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2011 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com.

Kinross’ audited annual statements have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

p. 13 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “aim”, ‘‘plans’’, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, “timeline”, “envision”, ‘‘estimates’’, ‘‘forecasts”, “goal”, “guidance”, “objective”, “potential”, “prospects”, “seek”, “strategy”, “targets”, “models”, ‘‘intends’’, ‘‘anticipates’’, or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) development of and production from the Phase 7 pit expansion and heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (5) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining and investment laws and related regulations and policies, and negotiation of an exploitation contract and an investment protection contract with the government, being consistent with Kinross’ current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross’ expectations; (15) the viability of the Tasiast and Chirano mines, and the permitting, development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross’ current expectation, including but not limited to the terms and conditions of the legal and fiscal stability agreements for these operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; and (16) access to capital markets, including but not limited to securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class action in Canada and/or the U.S.; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and Management Discussion and Analysis for the 2010 fiscal year. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 14 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $5 impact in cost of sales per ounce.10
A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than exploration activities) contained in this news release has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.The technical information about the Company’s drilling and exploration activities contained in this news release has been prepared under the supervision of Dr. Glen Masterman, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

10 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 15 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributed to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings (loss) and earnings (loss) per share measures as determined under IFRS.

The following table provides a reconciliation of consolidated net earnings to adjusted net earnings for the periods presented:

	GAAP to Adjusted Earnings Reconciliation
(in US$ millions)	Three months ended		Year ended
	December 31		December 31
	2011	2010(1)	2011	2010(1)
Net earnings (loss) attributed to common shareholders - as reported	$(2,783.7)	$(72.9)	$(2,073.6)	$759.7
Adjusting items:
Foreign exchange (gains) losses	2.1	(6.3)	(12.0)	0.2
Non-hedge derivatives gains - net of tax	(14.5)	(5.1)	(60.0)	(53.6)
Losses (gains) on acquisition/disposition of assets and investments - net of tax	4.9	(73.0)	(26.5)	(572.2)
Red Back acquisition costs	-	-	-	41.5
Impairment charges	2,937.6	290.7	2,937.6	290.7
Reclamation and remediation expense - net of tax	12.2	6.3	12.2	6.3
Change in deferred income tax due to change in Chile’s corporate income tax rate	-	0.1	-	(2.2)
Inventory fair value adjustment - net of tax	-	5.9	9.7	9.4
Taxes on repatriation of certain foreign earnings	46.6	20.0	46.6	20.0
Taxes in respect of prior years	(33.6)	6.6	(33.6)	6.6
FX (gain) loss on translation of tax basis and FX on deferred income taxes within income tax expense	25.0	(13.8)	71.4	(20.0)
	2,980.3	231.4	2,945.4	(273.3)
Net earnings attributed to common shareholders - Adjusted	$196.6	$158.5	$871.8	$486.4
Weighted average number of common shares outstanding - Basic	1,137.5	1,132.2	1,136.0	824.5
Net earnings per share - Adjusted	$0.17	$0.14	$0.77	$0.59

(1)	Prior year figures have been restated to conform to IFRS.

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 16 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

The following table provides a reconciliation of adjusted cash flow from operations for the periods presented:

	GAAP to Adjusted Operating Cash Flow
(in US$ millions)	Three months ended		Year ended
	December 31		December 31
	2011	2010(1)	2011	2010(1)
Cash flow provided from operating activities - as reported	418.1	294.6	1,416.9	1,002.2

Adjusting items:
Close out and early settlement of derivative instruments	(64.1)	-	48.7	-
Working capital changes:
Accounts receivable and other assets	(21.8)	2.6	118.0	87.9
Inventories	136.5	81.1	233.7	96.5
Accounts payable and other liabilities, including taxes	(101.4)	(21.3)	(218.6)	(77.0)
	(50.8)	62.4	181.8	107.4
Adjusted operating cash flow	367.3	357.0	1,598.7	1,109.6
Weighted average number of common shares outstanding - Basic	1,137.5	1,132.2	1,136.0	824.5
Adjusted operating cash flow per share	0.32	0.32	1.41	1.35

(1)	Prior year figures have been restated to conform to IFRS.

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

	Consolidated and Attributable Cost of Sales Per
	Equivalent Ounce Sold

(in US$ millions)	Three months ended		Year ended
	December 31		December 31
	2011	2010(2)	2011	2010(2)
Production cost of sales	$386.7	$372.6	$1,596.4	$1,249.0
Less: portion attributable to Kupol non-controlling interest(1)	-	(12.9)	(21.0)	(59.1)
Less: portion attributable to Chirano non-controlling interest	(4.6)	(4.6)	(18.2)	(5.2)
Attributable production cost of sales	$382.1	$355.1	$1,557.2	$1,184.7

Gold equivalent ounces sold	607,948	696,355	2,701,358	2,537,175
Less: portion attributable to Kupol non-controlling interest(1)	-	(40,977)	(63,802)	(185,141)
Less: portion attributable to Chirano non-controlling interest	(6,789)	(7,884)	(26,269)	(8,529)
Attributable gold equivalent ounces sold	601,159	647,494	2,611,287	2,343,505
Production cost of sales per gold equivalent ounce sold	$636	$535	$591	$492
Attributable production cost of sales per gold equivalent ounce sold	$636	$549	$596	$506

(1)      On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

(2) Prior year figures have been restated to conform to IFRS.

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 17 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales Per Ounce Sold on a By- Product Basis
(in US$ millions)	Three months ended		Year ended
	December 31		December 31
	2011	2010(3)	2011	2010(3)
Production cost of sales(1)	$386.7	$372.6	$1,596.4	$1,249.0
Less: portion attributable to Kupol non-controlling interest(2)	-	(12.9)	(21.0)	(59.1)
Less: portion attributable to Chirano non-controlling interest	(4.6)	(4.6)	(18.2)	(5.2)
Less: attributable silver sales	(55.5)	(62.9)	(283.0)	(179.8)
Attributable production cost of sales net of silver by-product revenue	$326.6	$292.2	$1,274.2	$1,004.9

Gold ounces sold	557,710	637,012	2,425,946	2,352,044
Less: portion attributable to Kupol non-controlling interest(2)	-	(33,492)	(49,299)	(158,407)
Less: portion attributable to Chirano non-controlling interest	(6,767)	(7,859)	(26,155)	(8,504)
Attributable gold ounces sold	550,943	595,661	2,350,492	2,185,133
Attributable production cost of sales per ounce sold on a by-product basis	$593	$491	$542	$460

(1)
“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS.

(2)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.
(3)	Prior year figures have been restated to conform to IFRS.

p. 18 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended December 31,	Gold equivalent ounces				Production cost of sales(1) ($ millions)		Production cost of sales(1)/oz
	Produced		Sold
	2011	2010	2011	2010	2011	2010	2011	2010

Fort Knox	70,759	85,139	69,973	85,848	$52.3	$45.4	$747	$529
Round Mountain	43,584	43,521	44,231	43,631	26.4	33.1	597	759
Kettle River - Buckhorn	42,003	53,255	43,089	49,842	19.2	18.1	446	363
North America Total	156,346	181,915	157,293	179,321	97.9	96.6	622	539

Kupol (100%)	138,410	199,338	113,936	163,909	54.8	51.3	481	313
Russia Total	138,410	199,338	113,936	163,909	54.8	51.3	481	313

Paracatu	117,977	117,567	112,048	112,523	82.6	63.0	737	560
Crixás	20,781	17,979	17,379	19,078	11.3	9.8	650	514
La Coipa	34,435	60,020	35,629	59,528	35.4	36.1	994	606
Maricunga	54,281	32,979	52,987	30,825	22.2	31.0	419	1,006
South America Total	227,474	228,545	218,043	221,954	151.5	139.9	695	630

Tasiast	54,874	47,758	50,800	52,336	37.2	39.5	732	755
Chirano (100%)	73,539	76,570	67,876	78,835	45.3	45.3	667	575
West Africa Total	128,413	124,328	118,676	131,171	82.5	84.8	695	646

Operations Total	650,643	734,126	607,948	696,355	386.7	372.6	$636	535
Less Kupol non-controlling interest (25%)(2)	-	(49,834)	-	(40,977)	-	(12.8)
Less Chirano non-controlling interest (10%)	(7,355)	(7,657)	(6,789)	(7,884)	(4.6)	(4.5)

Attributable	643,288	676,635	601,159	647,494	$382.1	$355.3	$636	$549

(1) “Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS.

(2) On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

Year end ended December 31,	Gold equivalent ounces				Production cost of sales(1) ($millions)		Production cost of sales(1)/oz
	Produced		Sold
	2011	2010	2011	2010	2011	2010	2011	2010

Fort Knox	289,794	349,729	287,519	349,460	$199.1	$189.6	$692	$543
Round Mountain	187,444	184,554	185,385	184,503	129.2	115.4	697	625
Kettle River - Buckhorn	175,292	198,810	178,269	196,282	74.9	64.7	420	330
North America Total	652,530	733,093	651,173	730,245	403.2	369.7	619	506

Kupol (100%)	653,063	738,677	655,325	740,566	247.8	236.2	378	319
Russia Total	653,063	738,677	655,325	740,566	247.8	236.2	378	319

Paracatu	453,396	482,397	449,605	487,877	323.9	261.0	720	535
Crixás	66,583	74,777	63,757	77,156	50.3	37.5	789	486
La Coipa	178,287	196,330	191,032	203,626	145.5	132.0	762	648
Maricunga	236,249	156,590	230,828	155,320	105.5	115.9	457	746
South America Total	934,515	910,094	935,222	923,979	625.2	546.4	669	591

Tasiast	200,619	56,611	196,961	57,097	138.2	45.1	702	790
Chirano (100%)	261,846	89,220	262,677	85,288	182.0	51.6	693	605
West Africa Total	462,465	145,831	459,638	142,385	320.2	96.7	697	679

Operations Total	2,702,573	2,527,695	2,701,358	2,537,175	1,596.4	1,249.0	$591	492
Less Kupol non-controlling interest (25%)(2)	(66,015)	(184,669)	(63,802)	(185,141)	(21.0)	(59.1)
Less Chirano non-controlling interest (10%)	(26,185)	(8,922)	(26,269)	(8,529)	(18.2)	(5.2)
Attributable	2,610,373	2,334,104	2,611,287	2,343,505	$1,557.2	$1,184.7	$596	$506

(1) “Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS.

(2) On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

p. 19 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

(expressed in millions of United States dollars, except share amounts)
	As at
	December 31,	December 31,	January 1,
	2011	2010(i)	2010(i)

Assets
Current assets
Cash and cash equivalents	$1,766.0	$1,466.6	$597.4
Restricted cash	62.1	2.1	24.3
Short-term investments	1.3	-	35.0
Accounts receivable and other assets	309.4	329.4	135.5
Inventories	976.2	731.6	554.4
Unrealized fair value of derivative assets	2.8	133.4	44.3
	3,117.8	2,663.1	1,390.9
Non-current assets
Property, plant and equipment	8,959.4	7,884.6	4,836.7
Goodwill	3,420.3	6,357.9	1,179.9
Long-term investments	79.4	203.8	157.8
Investments in associates and working interest	502.5	467.5	150.7
Unrealized fair value of derivative assets	1.1	2.6	1.9
Deferred charges and other long-term assets	406.4	204.6	158.4
Deferred tax assets	21.9	11.1	-
	$16,508.8	$17,795.2	$7,876.3
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$575.3	$409.0	$287.6
Current tax payable	82.9	87.6	24.4
Current portion of long-term debt	32.7	48.4	177.0
Current portion of provisions	38.1	23.4	17.1
Current portion of unrealized fair value of derivative liabilities	66.7	407.7	214.6
	795.7	976.1	720.7
Non-current liabilities
Long-term debt	1,600.4	426.0	475.8
Provisions	597.1	577.8	448.5
Unrealized fair value of derivative liabilities	32.7	97.0	290.0
Other long-term liabilities	133.1	115.0	50.7
Deferred tax liabilities	879.1	810.0	234.3
	4,038.1	3,001.9	2,220.0
Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,656.6	$14,576.4	$6,379.3
Contributed surplus	81.4	185.5	107.4
Accumulated deficit	(2,249.9)	(51.5)	(740.6)
Accumulated other comprehensive loss	(97.7)	(179.3)	(218.4)
	12,390.4	14,531.1	5,527.7
Non-controlling interest	80.3	262.2	128.6
	12,470.7	14,793.3	5,656.3
Commitments and contingencies
	$16,508.8	$17,795.2	$7,876.3
Common shares
Authorized	Unlimited	Unlimited	Unlimited
Issued and outstanding	1,137,732,344	1,133,294,930	696,027,270
(i) Prior year figures have been restated to conform to IFRS.

p. 20 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Consolidated statements of operations

(expressed in millions of United States dollars, except per share and share amounts)
	Year ended
	December 31,
	2011	2010 (i)

Revenue
Metal sales	$3,943.3	$3,010.1

Cost of sales
Production cost of sales	1,596.4	1,249.0
Depreciation, depletion and amortization	577.4	551.5
Impairment charges	2,937.6	-
Total cost of sales	5,111.4	1,800.5
Gross profit (loss)	(1,168.1)	1,209.6
Other operating costs	64.4	16.1
Exploration and business development	136.4	400.6
General and administrative	173.6	144.0
Operating earnings (loss)	(1,542.5)	648.9
Other income - net	101.8	614.3
Equity in losses of associates	(2.3)	(1.9)
Finance income	6.9	5.8
Finance expense	(66.1)	(62.2)
Earnings (loss) before taxes	(1,502.2)	1,204.9
Income tax expense - net	(510.8)	(332.8)
Net earnings (loss)	$(2,013.0)	$872.1
Attributed to non-controlling interest	$60.6	$112.4
Attributed to common shareholders	$(2,073.6)	$759.7
Earnings (loss) per share
Basic	$(1.83)	$0.92
Diluted	$(1.83)	$0.92

Weighted average number of common shares outstanding (millions)
Basic	1,136.0	824.5
Diluted	1,136.0	829.2
(i) Prior year figures have been restated to conform to IFRS.

p. 21 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of United States dollars)
	Year ended
	December 31,
	2011	2010 (i)
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(2,013.0)	$872.1
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	577.4	551.5
Gain on acquisition/disposition of assets and investments - net	(24.8)	(599.2)
Equity in losses of associates	2.3	1.9
Non-hedge derivative gains - net	(59.1)	(53.4)
Settlement of derivative instruments	(48.7)	-
Share-based compensation expense	36.5	32.5
Accretion expense	54.6	43.0
Deferred tax (recovery) expense	108.4	(39.1)
Foreign exchange (gains) losses and other	(36.9)	3.4
Reclamation expense	15.7	6.2
Impairment charges	2,937.6	290.7
Changes in operating assets and liabilities:
Accounts receivable and other assets	(118.0)	(87.9)
Inventories	(233.7)	(96.5)
Accounts payable and accrued liabilities, excluding interest and taxes	611.0	364.3
Cash flow provided from operating activities	1,809.3	1,289.5
Income taxes paid	(392.4)	(287.3)
Net cash flow provided from operating activities	1,416.9	1,002.2

Investing:
Additions to property, plant and equipment	(1,651.5)	(628.3)
Business acquisitions - net of cash acquired	-	545.5
Net proceeds from the sale of long-term investments and other assets	101.4	846.4
Additions to long-term investments and other assets	(213.4)	(617.8)
Net proceeds from the sale of property, plant and equipment	2.1	3.1
Disposal (additions) to short-term investments	(1.3)	35.0
Note received from Harry Winston	70.0	-
Decrease (increase) in restricted cash	(60.0)	22.2
Interest received	7.9	5.0
Other	(3.2)	2.6
Cash flow provided from (used in) investing activities	(1,748.0)	213.7
Financing:
Issuance of common shares on exercise of options and warrants	29.0	15.9
Acquisition of CMGC 25% non-controlling interest	(335.4)	-
Proceeds from issuance of debt	1,608.5	127.3
Repayment of debt	(482.1)	(334.9)
Interest paid	(10.0)	(15.7)
Dividends paid to common shareholders	(124.8)	(70.6)
Dividends paid to non-controlling shareholder	-	(47.7)
Settlement of derivative instruments	(43.6)	(27.3)
Other	(7.6)	-
Cash flow provided from (used in) financing activities	634.0	(353.0)
Effect of exchange rate changes on cash and cash equivalents	(3.5)	6.3
Increase in cash and cash equivalents	299.4	869.2
Cash and cash equivalents, beginning of year	1,466.6	597.4
Cash and cash equivalents, end of year	$1,766.0	$1,466.6
(i) Prior year figures have been restated to conform to IFRS.

p. 22 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production (12)	Gold Eq Sales (12)	Production costs of sales(13)(14)	Production cost of sales(13)(14)/oz	Cap Ex(14)	DD&A(14)
			(%)	(‘000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
North America	Fort Knox(3)	Q4 2011	100	8,197	0.51	79%	70,759	69,973	52.3	747	28.4	10.0
		Q3 2011	100	9,415	0.49	77%	76,261	75,611	53.8	712	26.8	15.4
		Q2 2011	100	10,000	0.59	79%	77,727	77,269	52.4	678	26.2	17.2
		Q1 2011	100	3,466	0.66	77%	65,047	64,666	40.6	628	22.1	15.0
		Q4 2010	100	6,350	0.72	77%	85,139	85,848	45.4	529	24.9	14.9
	Round Mountain (4)	Q4 2011	50	7,376	0.96	nm	43,584	44,231	26.4	597	22.2	6.1
		Q3 2011	50	8,186	0.47	nm	54,588	52,658	35.2	668	9.6	8.8
		Q2 2011	50	8,338	0.46	nm	47,151	46,941	34.7	739	7.9	7.2
		Q1 2011	50	7,130	0.49	nm	42,121	41,555	32.9	792	8.5	6.6
		Q4 2010	50	7,830	0.46	nm	43,521	43,631	33.1	759	9.5	4.9
	Kettle River	Q4 2011	100	123	12.24	89%	42,003	43,089	19.2	446	3.0	21.6
		Q3 2011	100	110	13.06	91%	41,200	42,109	19.5	463	3.9	17.5
		Q2 2011	100	104	14.77	89%	46,237	45,442	18.3	403	3.4	20.0
		Q1 2011	100	106	15.29	88%	45,852	47,629	17.9	375	3.1	21.8
		Q4 2010	100	131	14.80	87%	53,255	49,842	18.1	363	2.9	24.3
Russia	Kupol - 100%(6)	Q4 2011	100	325	10.81	93%	138,410	113,936	54.8	481	18.5	21.3
		Q3 2011	100	303	10.39	93%	124,912	138,278	58.4	422	8.0	25.7
		Q2 2011	100	305	15.88	94%	184,066	199,773	69.1	346	16.1	37.0
		Q1 2011	75	305	16.56	95%	205,675	203,338	65.5	322	5.8	39.5
		Q4 2010	75	321	16.94	95%	199,338	163,909	51.3	313	14.3	34.1
	Kupol (6) (7)(8)	Q4 2011	100	325	10.81	93%	138,410	113,936	54.8	481	18.5	21.3
		Q3 2011	100	303	10.39	93%	124,912	138,278	58.4	422	8.0	25.7
		Q2 2011	100	305	15.88	94%	169,470	186,805	65.0	348	15.2	35.4
		Q1 2011	75	305	16.56	95%	154,257	152,504	48.6	319	4.4	32.4
		Q4 2010	75	321	16.94	95%	149,504	122,933	38.5	313	10.7	25.6
South America	Paracatu	Q4 2011	100	11,578	0.42	74%	117,977	112,048	82.6	737	131.6	15.1
		Q3 2011	100	13,202	0.43	74%	135,099	133,827	89.7	670	105.9	16.9
		Q2 2011	100	10,014	0.41	76%	99,893	95,773	77.1	805	65.2	14.3
		Q1 2011	100	9,738	0.41	78%	100,427	107,957	74.5	690	36.7	14.4
		Q4 2010	100	11,225	0.43	76%	117,567	112,523	63.0	560	67.0	12.0
	Crixás	Q4 2011	50	302	4.58	93%	20,781	17,379	11.3	650	7.1	3.6
		Q3 2011	50	300	3.49	92%	15,551	16,594	15.3	922	5.4	3.7
		Q2 2011	50	312	3.35	93%	15,438	16,165	13.6	841	6.9	3.6
		Q1 2011	50	256	3.85	93%	14,813	13,619	10.1	741	2.9	2.4
		Q4 2010	50	272	4.38	94%	17,979	19,078	9.8	514	8.0	5.0
	La Coipa (5)	Q4 2011	100	1,060	0.58	85%	34,435	35,629	35.4	994	23.2	3.3
		Q3 2011	100	1,011	0.70	76%	38,539	35,566	32.1	903	17.4	6.6
		Q2 2011	100	1,131	0.72	81%	50,867	56,906	40.5	712	15.3	8.1
		Q1 2011	100	1,076	0.83	75%	54,446	62,931	37.5	596	8.7	10.5
		Q4 2010	100	1,092	1.18	80%	60,020	59,528	36.1	606	9.4	12.4
	Maricunga	Q4 2011	100	3,960	0.76	nm	54,281	52,987	22.2	419	34.0	4.8
		Q3 2011	100	3,284	0.80	nm	53,123	58,591	30.2	515	29.9	5.5
		Q2 2011	100	4,023	0.86	nm	70,105	63,407	26.2	413	44.3	7.1
		Q1 2011	100	3,991	0.85	nm	58,740	55,843	26.9	482	41.1	1.8
		Q4 2010	100	4,243	0.77	nm	32,979	30,825	31.0	1,006	29.9	3.1
West Africa	Tasiast(10)(11)	Q4 2011	100	4,581	2.33	88%	54,874	50,800	37.2	732	204.6	14.8
		Q3 2011	100	2,679	2.05	87%	47,175	48,455	40.8	842	88.3	18.4
		Q2 2011	100	1,990	1.60	91%	47,249	46,213	33.6	727	92.1	14.5
		Q1 2011	100	2,204	2.10	88%	51,321	51,493	26.6	517	84.2	15.8
		Q4 2010	100	1,942	2.32	87%	47,758	52,336	39.5	755	50.8	22.9
	Chirano - 100% (10)	Q4 2011	90	917	2.70	93%	73,539	67,876	45.3	667	28.6	28.4
		Q3 2011	90	949	2.45	91%	68,372	68,697	50.5	735	19.5	23.6
		Q2 2011	90	858	2.28	91%	57,898	56,558	37.1	656	29.0	19.3
		Q1 2011	90	848	2.42	91%	62,037	69,546	49.1	706	17.2	24.1
		Q4 2010	90	930	2.72	91%	76,570	78,835	45.3	575	13.1	44.2
	Chirano (9)(10)	Q4 2011	90	917	2.70	93%	66,185	61,086	40.8	667	25.7	25.6
		Q3 2011	90	949	2.45	91%	61,535	61,828	45.5	735	17.6	21.2
		Q2 2011	90	858	2.28	91%	52,108	50,902	33.4	656	26.1	17.4
		Q1 2011	90	848	2.42	91%	55,833	62,591	44.2	706	15.5	21.7
		Q4 2010	90	930	2.72	91%	68,913	70,952	40.8	575	11.8	39.8
(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)
Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis. Fort Knox recovery represents mill recovery only and excludes the heap leach.

(3)
Includes 4,769,000 tonnes placed on the heap leach pad during the fourth quarter of 2011, and 17,575,000 tonnes for the year ended December 31, 2011. Grade and recovery represent mill processing only. Ore placed on the heap leach pad had an average grade of 0.27 grams per tonne for the fourth quarter of 2011, and 0.33 grams per tonne for the year.

(4)
The presentation has been amended to reflect mill grade only, with heap leach grade shown separately below, rather than a blended rate for mill and heap leach grades. Ore placed on the heap leach pad had an average grade of 0.43 grams per tonne during both 2011 and 2010. Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(5)	La Coipa silver grade and recovery were as follows: Q4 (2011) 56.82 g/t, 54%; Q3 (2011) 65.00 g/t, 43%; Q2 (2011) 58.85 g/t, 55%; Q1 (2011) 75.64 g/t, 53%; Q4 (2010) 77.70 g/t, 57%
(6)	The Kupol segment excludes Dvoinoye capital expenditures.
(7)	Kupol silver grade and recovery were as follows: Q4 (2011) 170.52 g/t,85%; Q3 (2011) 159.03 g/t, 82%; Q2 (2011) 215.21 g/t, 84%; Q1 (2011) 237.90 g/t, 84%; Q4 (2010) 213.90 g/t, 84%
(8)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.
(9)	Includes Kinross’ share of Chirano at 90%.
(10)	Certain Q3 2010, Q4 2010 and Q1 2011 results have been recast as a result of finalizing the Red Back purchase price allocation.
(11)
Includes 3,932,000 tonnes placed on the heap leach pad during the fourth quarter of 2011, and 8,845,000 tonnes for the year ended December 31, 2011. Grade and recovery represent mill processing only. Ore placed on the heap leach pad had an average grade of 0.61 grams per tonne for the fourth quarter of 2011, and 0.59 grams per tonne for the year.

(12)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q4 2011: 52.64:1, Q3 2011: 43.87:1, Q2 2011: 39.67:1, Q1 2011: 43.51:1, Q4 2010: 51.93:1.

(13)
“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS.

(14)	Prior year figures have been restated to conform to IFRS.

p. 23 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,6,7,14)
Kinross Gold Corporation’s Share at December 31, 2011
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	141,633	0.39	1,763	173,036	0.46	2,540	314,669	0.43	4,303
Kettle River		USA	100.0%	-	-	-	1,082	10.96	381	1,082	10.96	381
Round Mountain Area		USA	50.0%	24,968	0.70	563	50,048	0.53	849	75,016	0.59	1,412
SUBTOTAL				166,601	0.43	2,326	224,166	0.52	3,770	390,767	0.49	6,096
SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	57,425	0.65	1,195	241,975	0.59	4,616	299,400	0.60	5,811
Crixas	9	Brazil	50.0%	1,859	3.35	200	1,458	3.73	175	3,317	3.52	375
Fruta del Norte		Ecuador	100.0%	-	-	-	25,440	8.21	6,715	25,440	8.21	6,715
La Coipa	11	Chile	100.0%	12,435	1.36	544	2,828	1.33	121	15,263	1.36	665
Lobo Marte	13	Chile	100.0%	-	-	-	164,230	1.14	6,028	164,230	1.14	6,028
Maricunga Area		Chile	100.0%	126,709	0.74	3,000	145,472	0.63	2,948	272,181	0.68	5,948
Paracatu		Brazil	100.0%	682,118	0.40	8,670	640,113	0.42	8,715	1,322,231	0.41	17,385
SUBTOTAL				880,546	0.48	13,609	1,221,516	0.75	29,318	2,102,062	0.64	42,927
AFRICA
Chirano		Ghana	90.0%	8,135	1.46	381	14,505	3.43	1,599	22,640	2.72	1,980
Tasiast		Mauritania	100.0%	88,808	1.75	4,990	40,075	1.92	2,467	128,883	1.80	7,457
SUBTOTAL				96,943	1.72	5,371	54,580	2.32	4,066	151,523	1.94	9,437
RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	1,950	17.80	1,116	1,950	17.80	1,116
Kupol		Russia	100.0%	2,073	10.09	673	7,488	9.63	2,319	9,561	9.73	2,992
SUBTOTAL				2,073	10.09	673	9,438	11.32	3,435	11,511	10.66	4,108

TOTAL GOLD				1,146,163	0.60	21,979	1,509,700	0.84	40,589	2,655,863	0.73	62,568

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,6,7)
Kinross Gold Corporation’s Share at December 31, 2011
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	110	7.8	28	11,492	7.1	2,616	11,602	7.1	2,644
SUBTOTAL				110	7.8	28	11,492	7.1	2,616	11,602	7.1	2,644
SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672
Fruta del Norte		Ecuador	100.0%	-	-	-	25,440	11.0	9,004	25,440	11.0	9,004
La Coipa	11	Chile	100.0%	12,435	41.6	16,639	2,828	37.5	3,406	15,263	40.8	20,045
SUBTOTAL				69,860	9.0	20,161	270,243	2.7	23,560	340,103	4.0	43,721
RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	1,950	21.8	1,370	1,950	21.8	1,370
Kupol		Russia	100.0%	2,073	143.2	9,548	7,488	114.6	27,589	9,561	120.8	37,137
SUBTOTAL				2,073	143.2	9,548	9,438	119.1	28,959	11,511	104.0	38,507

TOTAL SILVER				72,043	12.8	29,737	291,173	5.9	55,135	363,216	7.3	84,872

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
PROVEN AND PROBABLE MINERAL RESERVES (3,6,7)
Kinross Gold Corporation’s Share at December 31, 2011
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444
SUBTOTAL				57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

TOTAL COPPER				57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

p. 24 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Measured and Indicated Mineral Resources (excludes Proven and Probable Reserves)

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2011
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	7,638	0.33	81	104,460	0.40	1,345	112,098	0.40	1,426
Round Mountain Area		USA	50.0%	16,143	0.77	400	59,535	0.49	938	75,678	0.55	1,338
White Gold Area	12	Yukon	100.0%	-	-	-	9,797	3.19	1,005	9,797	3.19	1,005
SUBTOTAL				23,781	0.63	481	173,792	0.59	3,288	197,573	0.59	3,769

SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	5,853	0.29	55	68,534	0.35	777	74,387	0.35	832
Crixas	9	Brazil	50.0%	238	4.87	37	283	3.70	34	521	4.23	71
Fruta del Norte		Ecuador	100.0%	-	-	-	4,266	4.89	671	4,266	4.89	671
La Coipa	11	Chile	100.0%	12,041	1.09	422	4,785	1.02	157	16,826	1.07	579
Lobo Marte	13	Chile	100.0%	-	-	-	34,052	0.83	908	34,052	0.83	908
Maricunga Area		Chile	100.0%	20,056	0.64	413	182,061	0.58	3,374	202,117	0.58	3,787
Paracatu		Brazil	100.0%	44,937	0.29	415	262,709	0.34	2,876	307,646	0.33	3,291
SUBTOTAL				83,125	0.50	1,342	556,690	0.49	8,797	639,815	0.49	10,139

AFRICA
Chirano		Ghana	90.0%	1,031	1.57	52	2,276	2.25	164	3,307	2.04	216
Tasiast		Mauritania	100.0%	119,307	0.62	2,367	283,909	0.96	8,738	403,216	0.86	11,105
SUBTOTAL				120,338	0.63	2,419	286,185	0.97	8,902	406,523	0.87	11,321

RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	243	17.79	139	243	17.79	139
SUBTOTAL				-	-	-	243	17.79	139	243	17.79	139

TOTAL GOLD				227,244	0.58	4,242	1,016,910	0.65	21,126	1,244,154	0.63	25,368

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2011
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	35	7.7	9	5,088	6.5	1,058	5,123	6.5	1,067
SUBTOTAL				35	7.7	9	5,088	6.5	1,058	5,123	6.5	1,067

SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	5,853	1.3	240	68,534	1.1	2,419	74,387	1.1	2,659
Fruta del Norte		Ecuador	100.0%	-	-	-	4,266	10.3	1,412	4,266	10.3	1,412
La Coipa	11	Chile	100.0%	12,041	39.3	15,224	4,785	20.1	3,093	16,826	33.9	18,317
SUBTOTAL				17,894	26.9	15,464	77,585	2.8	6,924	95,479	7.3	22,388

RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	243	12.3	96	243	12.3	96
SUBTOTAL				-	-	-	243	12.3	96	243	12.3	96

TOTAL SILVER				17,929	26.8	15,473	82,916	3.0	8,078	100,845	7.3	23,551

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (3,4,7,8)
Kinross Gold Corporation’s Share at December 31, 2011
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	5,853	0.13	16	68,534	0.16	243	74,387	0.16	259
SUBTOTAL				5,853	0.13	16	68,534	0.16	243	74,387	0.16	259

TOTAL COPPER				5,853	0.13	16	68,534	0.16	243	74,387	0.16	259

p. 25 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						GOLD
INFERRED MINERAL RESOURCES (2,3,4,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2011
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	22,180	0.41	295
Kettle River	5	USA	100.0%	255	10.39	85
Round Mountain Area		USA	50.0%	35,242	0.41	464
White Gold Area	12	Yukon	100.0%	9,391	1.91	578
SUBTOTAL				67,068	0.66	1,422
SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	124,894	0.37	1,504
Crixas	9	Brazil	50.0%	3,405	4.67	511
Fruta del Norte		Ecuador	100.0%	22,093	5.13	3,645
La Coipa	11	Chile	100.0%	4,508	2.07	300
Lobo Marte	13	Chile	100.0%	112,767	0.78	2,834
Maricunga Area		Chile	100.0%	377,609	0.47	5,651
Paracatu		Brazil	100.0%	158,591	0.40	2,020
SUBTOTAL				803,867	0.64	16,465
AFRICA
Chirano		Ghana	90.0%	1,508	1.75	85
Tasiast		Mauritania	100.0%	78,217	0.74	1,860
SUBTOTAL				79,725	0.76	1,945
RUSSIA
Dvoinoye		Russia	100.0%	155	12.82	64
Kupol		Russia	100.0%	425	15.50	212
SUBTOTAL				580	14.80	276

TOTAL GOLD				951,240	0.66	20,108

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						SILVER
INFERRED MINERAL RESOURCES (2,3,4,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2011
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	207	3.1	20
SUBTOTAL				207	3.0	20

SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	124,894	1.0	4,198
Fruta del Norte		Ecuador	100.0%	22,093	10.4	7,359
La Coipa	11	Chile	100.0%	4,508	49.1	7,113
SUBTOTAL				151,495	3.8	18,670

RUSSIA
Dvoinoye		Russia	100.0%	155	12.6	63
Kupol		Russia	100.0%	425	219.1	2,994
SUBTOTAL				580	164.0	3,057

TOTAL SILVER				152,282	4.4	21,747

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						COPPER
INFERRED MINERAL RESOURCES (3,4,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2011
			Kinross		Inferred
Property		Location	Interest	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	124,894	0.19	527
SUBTOTAL				124,894	0.19	527

TOTAL COPPER				124,894	0.19	527

p. 26 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 1,200 per ounce, a silver price of $US 30.00 per ounce and a copper price of US $3.00 per pound.  Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Rouble to $US 31
Chilean Peso to $US 485
Brazilian Real to $US 1.65
Ghanaian Cedi to $US 1.50
Mauritanian Ouguiya to $US 275

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1,400 per ounce, a silver price of $US 33.00 per ounce, a copper price of US $3.75 per pound and the following foreign exchange rates:

Russian Rouble to $US 29
Chilean Peso to $US 471
Brazilian Real to $US 1.61
Ghanaian Cedi to $US 1.50
Mauritanian Ouguiya to $US 275

(3) The Company’s mineral reserves and mineral resources as at December 31, 2011 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended from time to time, the “CIM Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”).  Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources.  These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM Standards (duplicated below). These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.   In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7.

(5) Kettle River mineral resources were estimated using the same gold price as mineral reserves ($US1,200/oz).

(6) Except as provided in Note (12), the Company’s mineral resource and mineral reserve estimates were prepared under the supervision of Mr. R. Henderson, P. Eng., an officer of Kinross, who is a qualified person as defined by NI 43-101.

(7) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources.  Independent data verification has not been performed.

(8) Mineral resources that are not mineral reserves do not have to demonstrate economic viability.  Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves.  Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

p. 27 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

(9) The Crixas mine is operated by AngloGold Ashanti Ltd.  Mineral reserves are reported based on a gold price of $US 1,100 per ounce.  Mineral resources are reported using a gold price of $US 1,600 per ounce.  Mineral resources and mineral reserves are reported using the following foreign exchange rate: Brazilian Real to $US1.94.

(10) Estimates for the Cerro Casale project are based on the feasibility study completed in 2009 by the joint venture and have been updated to reflect current guidance. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

   Mineral reserves - Gold price of $US 1,200 per ounce, Silver price of $US 22.00 per ounce, Copper price of $US 2.75 per pound

   Mineral resources - Gold price of $US 1,400 per ounce, Silver price of $US 28.00 per ounce, Copper price of $US 3.25 per pound

   Chilean Peso to $US 500

(11) Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.

(12) The mineral resource estimates for the White Gold Property were prepared by Mr. Wayne Barnett, Pr.Sci.Nat., and Mr. Marek Nowak, P. Eng.,  of SRK Consulting, both of whom are qualified persons as defined by NI 43-101. Mineral resources are reported at a cut-off of 0.5 g/t for open pit and 2.0 g/t for underground.

(13) The mineral resources and mineral reserves for Lobo-Marte are based on the pre-feasibility study completed by the Company in 2010.

(14) The mineral reserves presented herein comply with the reserve categories of SEC Guide 7 except for mineral reserves at Lobo-Marte, which estimates are based on the pre-feasibility study completed in 2010.  For mineral reserves under NI 43-101, a pre-feasibility study is sufficient, however for reserves under SEC Guide 7, a feasibility study is required.

p. 28 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Definitions

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

p. 29 Kinross reports 2011 fourth quarter and year-end results	www.kinross.com